UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 26, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
APRIL 25, 2007
METHANEX COMPLETES ANOTHER EXCELLENT QUARTER
For the first quarter of 2007, we realized Adjusted EBITDA1 of $236.9 million and net income of $144.7 million ($1.37 per share on a diluted basis). This compares with Adjusted EBITDA1 of $166.5 million and income before unusual items (after-tax) of $89.4 million ($0.79 per share on a diluted basis) for the first quarter of 2006.
Bruce Aitken, President and CEO of Methanex commented, “The methanol shortage that arose in the third quarter of 2006 kept market conditions very favourable through the first quarter, and led to another quarter of high methanol pricing and near-record cash flows and earnings. Our average realized price of $444 per tonne in the first quarter was marginally lower than our fourth quarter of 2006 average realized price of $460 per tonne.”
Mr. Aitken continued, “The strong methanol price environment over the past couple of quarters has supported high industry operating rates and has led to inventories increasing to more normal levels. As a result, at the end of the quarter methanol prices decreased to levels similar to those in effect before the shortage occurred in the second half of last year. The April posted contract price is approximately $330 per tonne in all of the major regions and earlier this week we announced a price roll at the same price level for May in North America.”
Mr. Aitken added, “As expected, we are seeing the current pricing environment leading to some tightening of the global methanol supply and demand balance. In recent weeks, we have seen the closure of about 1.3 million tonnes of high cost capacity and we believe further closures may occur for producers who are challenged to remain profitable at current pricing levels. We are also seeing a positive impact for the demand outlook, as the current methanol pricing environment coupled with high energy prices has improved the economics for energy related methanol derivatives such as biodiesel, MTBE and fuel blending.”
Mr. Aitken concluded, “With our continued strong cash generation, we extended and accelerated our share repurchases under our normal course issuer bid, and we continue to be in a very strong financial position. With US$474 million cash on hand at the end of the quarter, a strong balance sheet and a US$250 million undrawn credit facility, we are well positioned to meet our financial requirements related to our methanol project in Egypt, pursue other strategic growth initiatives, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Thursday, April 26, 2007 at 11:00 am EST (8:00 am PST) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 377222. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”
- more -

and on the Nasdaq Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.
FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached First Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, worldwide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached First Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2006 Management’s Discussion & Analysis and the attached First Quarter 2007 Management’s Discussion and Analysis.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached First Quarter 2007 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

	Share Information Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.	Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
At April 25, 2007 the Company had 103,212,092 common shares issued and outstanding and stock options exercisable for 1,198,975 additional common shares.	Transfer Agents & Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Methanex Investor Relations 1800 — 200 Burrard Street Vancouver, BC Canada V6C 3M1 E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This first quarter 2007 Management’s Discussion and Analysis should be read in conjunction with the 2006 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2006 Annual Report. The Methanex 2006 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except where noted)	2007	2006	2006

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	1,015	1,077	1,254
New Zealand and Kitimat	125	83	67

	1,140	1,160	1,321
Purchased methanol	375	288	297
Commission sales [1]	139	134	141

Total sales volumes	1,654	1,582	1,759
Average realized price ($ per tonne) [2]	444	460	283
Methanex average non-discounted posted price ($ per tonne) [3]	537	558	335
Operating income [4]	213.1	251.5	142.9
Net income	144.7	172.4	115.2
Income before unusual items (after-tax) [4]	144.7	172.4	89.4
Cash flows from operating activities 4 5	179.0	218.5	113.2
Adjusted EBITDA [4]	236.9	279.2	166.5
Basic net income per common share	1.38	1.62	1.02
Diluted net income per common share	1.37	1.61	1.02
Diluted income before unusual items (after-tax) per share [4]	1.37	1.61	0.79
Common share information (millions of shares):
Weighted average number of common shares	105.1	106.5	112.4
Diluted weighted average number of common shares	105.6	106.9	112.9
Number of common shares outstanding, end of period	104.2	105.8	110.6

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the first quarter of 2007 we recorded Adjusted EBITDA of $236.9 million and net income and income before unusual items (after-tax) of $144.7 million ($1.37 per share on a diluted basis). This compares with Adjusted EBITDA of $279.2 million and net income and income before unusual items (after-tax) of $172.4 million ($1.61 per share on a diluted basis) for the fourth quarter of 2006 and Adjusted EBITDA of $166.5 million, net income of $115.2 million ($1.02 per share on a diluted basis) and income before unusual items (after-tax) of $89.4 million ($0.79 per share on a diluted basis) for the first quarter of 2006.
The following is a reconciliation of income before unusual items (after-tax) to net income:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2007	2006	2006

Income before unusual items (after-tax)	$144.7	$172.4	$89.4
Add unusual item:
Future income tax recovery related to change in tax legislation	—	—	$25.8

Net income	$144.7	$172.4	$115.2

Refer to page 5 of this Management’s Discussion and Analysis and note 6 to our first quarter of 2007 interim consolidated financial statements for further information regarding the future income tax recovery related to a change in tax legislation.
EARNINGS ANALYSIS
A core element of our strategy is to strengthen our position as a low cost producer. Our core production facilities in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. These production hubs have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. The operating results for these facilities represent a substantial proportion of our Adjusted EBITDA and, accordingly, we separately discuss the impact of the changes in average realized price, sales volumes and total cash costs related to these facilities.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. We permanently closed our Kitimat facility on November 1, 2005. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q1 2007	Q1 2007
	compared with	compared with
($ millions)	Q4 2006	Q1 2006

Chile and Trinidad facilities:
Average realized price	$(23)	$151
Sales volumes	(17)	(38)
Total cash costs[1]	(12)	(83)

	(52)	30

Changes in cash margin related to sales of:
New Zealand production	8	25
Purchased methanol	2	15

	$(42)	$70

[1]	Includes cash costs related to methanol produced at our Chile and Trinidad facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne, except where noted)	2007	2006	2006

Methanex average non-discounted posted price [1]	537	558	335
Methanex average realized price [2]	444	460	283
Average discount	17%	18%	16%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
During the first quarter of 2007, high methanol pricing continued as a result of the tight market conditions brought on by a global supply shortage in the latter half of 2006. Our average non-discounted posted price for the first quarter of 2007 was $537 per tonne compared with $558 per tonne for the fourth quarter of 2006 and $335 per tonne for the first quarter of 2006. Our average realized price for the first quarter of 2007 was $444 per tonne compared with $460 per tonne for the fourth quarter of 2006 and $283 per tonne for the first quarter of 2006. The change in our average realized price for the first quarter of 2007 decreased our Adjusted EBITDA by $23 million compared with the fourth quarter of 2006 and increased our Adjusted EBITDA by $151 million compared with the first quarter of 2006.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the first quarter of 2007 our average realized price was approximately 17% lower than our average non-discounted posted price. This compares with approximately 18% lower for the fourth quarter of 2006 and 16% lower for the first quarter of 2006. To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. We expect the discount from our non-discounted posted prices will narrow during periods of lower methanol pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to managing cash flow and liquidity.
Chile and Trinidad sales volumes
Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the first quarter of 2007 were lower by 62,000 tonnes compared with the fourth quarter of 2006 and lower by 239,000 tonnes compared with the first quarter of 2006 and this decreased Adjusted EBITDA by $17 million and $38 million, respectively. The decrease in sales volumes

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

of Chile and Trinidad production during the first quarter of 2007 compared with the first quarter of 2006 is primarily due to lower production at our Chile facilities — refer to Production Summary section for more detail.
Total cash costs
Our production facilities in Chile and Trinidad are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to increases in methanol prices above pre-determined prices.
Total cash costs for the first quarter of 2007 were higher than in the fourth quarter of 2006 by $12 million. Our natural gas costs for Chile production has a pricing component based on a twelve month trailing average of methanol prices. Natural gas costs on sales of Chile production were higher during the first quarter of 2007 due to an increase in the twelve month trailing average of methanol prices as a result of high methanol pricing in late 2006 and early 2007, and this increased our cash costs by $15 million. Natural gas costs on sales of Chile production were also higher by $14 million during the first quarter of 2007 compared with the fourth quarter of 2006 due to the impact of sharing export duties with our gas suppliers from Argentina — for more detail refer to Production Summary of this Management’s Discussion and Analysis. The amount charged to earnings for the cost of sharing export duties during the first quarter of 2007 was $22 million compared with $8 million for the fourth quarter of 2006. Natural gas costs for our Trinidad production were lower by $5 million as a result of the lower methanol pricing during first quarter of 2007 compared with the fourth quarter of 2006. Also, cash costs were lower by $12 million for the first quarter of 2007 compared with the fourth quarter of 2006 due to lower selling, general and administrative expenses as a result of lower stock-based compensation expense as well as timing of expenditures.
Total cash costs for the first quarter of 2007 were higher than the first quarter of 2006 by $83 million. Natural gas costs on sales of Chile and Trinidad production were higher for the first quarter of 2007 compared with the first quarter of 2006 due to the impact of higher methanol prices, and this increased cash costs by approximately $53 million. Natural gas costs on sales of Chile production in the first quarter of 2007 compared with the first quarter of 2006 were also higher by $22 million as a result of the impact of sharing export duties with our natural gas suppliers from Argentina. The remaining increase in cash costs of $8 million for the first quarter of 2007 compared with the first quarter of 2006 was primarily due to higher in-market distribution costs and higher ocean shipping fuel costs. These higher in-market distribution costs have been substantially recovered from customers and this recovery is included in revenue.
Margin earned from New Zealand facilities
Our cash margin on the sale of New Zealand production for the first quarter of 2007 was $8 million higher than the fourth quarter of 2006 primarily as a result of higher sales volumes during the first quarter of 2007. Our cash margin on the sale of New Zealand production during the first quarter of 2007 was $25 million higher than the first quarter of 2006. The increase in cash margin was primarily due to higher methanol pricing and higher sales volumes in 2007.
Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the first quarter of 2007, our cash margin was $15 million on the resale of 0.4 million tonnes of purchased methanol compared with a cash margin of $13 million on the resale of 0.3 million tonnes for the fourth quarter of 2006 and a cash margin of nil on the resale of 0.3 million tonnes for the first quarter of 2006.
Depreciation and Amortization
Depreciation and amortization was $24 million for the first quarter of 2007 compared with $28 million for the fourth quarter of 2006 and $24 million for the first quarter of 2006. The decrease in depreciation and amortization for the first quarter of 2007 compared with the fourth quarter of 2006 is primarily as a result of lower sales volumes of Chile and Trinidad production and lower unabsorbed depreciation during the first quarter of 2007.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense & Interest and Other Income

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2007	2006	2006

Interest expense	$11	$11	$11

Interest and other income	$5	$—	$3

Interest expense for the first quarter of 2007 was $11 million compared with $11 million for the fourth quarter of 2006 and the first quarter of 2006. Interest and other income was $5 million for the first quarter of 2007 compared with nil for the fourth quarter of 2006 and $3 million for the first quarter of 2006.
During the fourth quarter of 2006 we recorded a charge to earnings of $4 million related to the change in fair value of natural gas purchase option contracts. We entered into these contracts to mitigate our exposure to increases in natural gas costs under our methanol offtake agreement with Celanese Ltd., a producer in Canada. The cost of methanol purchases under this agreement, which had a term from January 1, 2007 to March 31, 2007, included a fixed fee and variable fee based on natural gas costs. We believe these option contracts provided an economic hedge of our exposure to increases in natural gas costs during the first quarter of 2007. However, these arrangements did not meet the requirements for hedge accounting treatment under Canadian GAAP. Accordingly, the change in fair value during the fourth quarter of 2006 was charged to earnings resulting in a decrease to interest and other income.
Income Taxes
The effective tax rate for the first quarter of 2007 was 30% compared with 28% for the fourth quarter of 2006. Excluding the unusual item related to the Trinidad tax adjustment, the effective tax rate was 34% for the first quarter of 2006. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014.
In Chile the tax rate consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $26 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the retroactive effective date.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q1 2007		Q4 2006	Q1 2006
(thousands of tonnes)	Capacity	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV	947	751	766	882
Titan	210	225	229	215
Atlas (63.1% interest)	265	180	268	253

	1,422	1,156	1,263	1,350

Other:
New Zealand	131	118	111	104

	1,553	1,274	1,374	1,454

Our methanol facilities in Trinidad are capable of operating above design capacity. For the first quarter of 2007, our Titan methanol production facility produced 225,000 tonnes or 107% of design capacity. Our Atlas methanol production facility produced 180,000 tonnes, or 87% of design capacity, after taking into account planned maintenance activities that commenced in mid-March and which resulted in reduced production of approximately 50,000 tonnes for the first quarter of 2007. These maintenance activities have been completed. The remaining lost production primarily relates to technical issues experienced at our Atlas facilities during the first quarter of 2007. We believe these technical issues have been addressed through the maintenance activities performed at our Atlas facility and we expect to have improved performance for the remainder of 2007.
Our methanol production facilities in Chile produced 751,000 tonnes during the first quarter of 2007 compared with an operating capacity of 947,000 tonnes. During the first quarter of 2007, we lost approximately 70,000 tonnes of methanol production as a result of ongoing problems with delivery infrastructure being experienced by our Chilean natural gas supplier. We experienced a reduction in natural gas supply from Argentina due to a temporary labour dispute in Argentina in February and March resulting in lost production of approximately 40,000 tonnes. The remaining lost production of approximately 90,000 tonnes is primarily due to one of our Argentiean gas suppliers undergoing repairs to natural gas delivery infastructure. All of our gas suppliers from Argentina, with the exception of this supplier, are currently supplying their full contract obligations.
We currently source approximately 62% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Argentina that are affiliates of international oil and gas companies. The remaining natural gas requirements are supplied from gas reserves in Chile, mainly by Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company.
Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result, the increased duty on exports of natural gas applies to all of the natural gas feedstock that we source from Argentina. Assuming we receive all of our Argentinean natural gas entitlements, the total annual cost of the export duty to our natural gas suppliers from Argentina has increased to approximately $200 million. While our natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, we have been contributing towards the cost of these duties and are in continuing discussions with our Argentinean natural gas suppliers regarding the impact of the increased export duty.
We have interim agreements in place with all of our Argentinean natural gas suppliers. In principle, we have agreed to share the cost of duties based in part on prevailing methanol prices while providing a minimum price to our natural gas suppliers. At methanol prices below approximately $250 per tonne, we pay substantially all of the export duty. We have gained considerable flexibility to take the natural gas depending on prevailing methanol market conditions, and to the extent that these arrangements are not economic then we will not purchase the natural gas. We cannot provide assurance that we will be able to reach continuing arrangements with our natural gas suppliers or that the impact of this export duty will not have an adverse effect on our results of operations and financial condition. During the first quarter of 2007, we

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

received approximately 75% of our Argentinean natural gas entitlements and we accrued $26 million to record the estimated cost of sharing export duties for this natural gas. Based on the timing of inventory flows, the amount charged to earnings related to the cost of sharing export duties during the first quarter of 2007 was $22 million.
We continue to work on sourcing additional natural gas supply for our Chile facilities from alternative sources. There is renewed interest in natural gas exploration in Southern Chile and our Chilean natural gas supplier, ENAP, and others are undertaking gas exploration and development programs in areas of Southern Chile that are relatively close to our production facilities. In addition, we are pursuing investment opportunities to help accelerate the discovery and development of natural gas in Southern Chile. For example, we signed a memorandum of understanding with Geopark Holdings Limited which would provide long-term supply from the development and acquisition of new natural gas reserves in Southern Chile. If these programs are successful we believe that some additional gas could be available during 2007. In addition, the government of Chile has announced its intention to assign exploration areas which lie close to our facilities in a bidding round during 2007. However, there can be no assurance that ENAP or others will be successful or that we would obtain any additional natural gas on economic terms.
We produced 118,000 tonnes at our Waitara Valley facility in New Zealand during the first quarter of 2007. We have sufficient contracted natural gas supply to allow us to produce at this facility at least until the end of 2007. This facility has been positioned as a flexible production asset with operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms.
SUPPLY/DEMAND FUNDAMENTALS
We commenced 2007 in a tight methanol market environment which began in the latter half of 2006 as a result of a global methanol supply shortage brought on by planned and unplanned supplier outages. This resulted in high methanol pricing levels which in a normal supply and demand environment are unsustainable. During the first quarter of 2007, global methanol inventories recovered, and as a result, methanol prices have recently moderated. Methanex non-discounted posted prices for April are about $330 per tonne in all of the major regions and we have announced the same price level for May in North America.
Methanex Non-Discounted Regional Posted Prices 1

	Apr	Mar	Feb	Jan
(US$ per tonne)	2007	2007	2007	2007

United States	336	516	549	599
Europe [2]	329	545	545	545
Asia	320	490	490	520

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€250 at April 2007 (Feb 2007 — €420) converted to United States dollars at the date of settlement.
We estimate global methanol demand to be approximately 40 million tonnes annually. The 1.65 million tonne per year NPC plant in Iran commenced operations late in the first quarter of 2007. We understand that during startup there were technical problems that constrain maximum production to approximately 50% and could take up to one year to repair. In recent weeks there were approximately 1.3 million tonnes of high cost capacity shut-down and we believe further closures may occur. Over the next twelve months, we expect new capacity and expansions to add approximately 1.2 million tonnes of annual capacity to the global industry, outside of China. Over the same period, we believe a similar volume of high cost capacity could shut down as a result of high feedstock prices. The next increment of world-scale capacity is the 1.0 million tonne per year plant in Oman which is under construction and we expect product from this plant to be available to the market in the second half of 2007.
We believe global demand for methanol for traditional uses remains healthy and is underpinned by strong global economies, particularly in China. In addition, we believe that high energy prices combined with the current methanol environment has improved the economics for energy related derivatives such biodiesel, MTBE and fuel blending.
We believe methanol demand growth in China will continue to grow at high rates, in line with industrial production growth rates. We believe that a large proportion of this additional demand is related to non-traditional uses for methanol such as gasoline blending and di-methyl ether (DME) as well as very strong traditional demand. In the current price environment we expect China will not be a significant net exporter of methanol and that substantially all domestic methanol production will be consumed within the local market. We also expect that imports of methanol into China will grow over time.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the first quarter of 2007 were $179 million compared with $113 million for the same period in 2006. The increase in cash flows from operating activities before changes in non-cash working capital are primarily the result of higher earnings during the first quarter of 2007 compared with first quarter of 2006.
During the first quarter of 2007, we repurchased 1.7 million common shares at an average price of US$26.03 per share under our current normal course issuer bid that expires May 16, 2007. On March 5, 2007, we announced an increase to the normal course issuer bid, increasing the maximum allowable repurchases by 2.0 million common shares to 7.5 million common shares. At March 31, 2007, we had repurchased a total of 5.6 million common shares at an average price of US$23.84 per share under this bid.
During the first quarter of 2007, we paid a quarterly dividend of US$0.125 per share, or $13 million.
We are developing a methanol project to build a 1.3 million tonne per year methanol facility in Egypt. This project is a joint venture in which we have a 60 percent interest and the marketing rights for all of the production. We are in the final stages of developing the project and expect to be in a position to make a final investment decision shortly. We expect the joint venture will fund ongoing construction costs through a combination of project financing and equity contributions.
We have excellent financial capacity and flexibility. Our cash balance at March 31, 2007 was $474 million and we have a strong balance sheet with an undrawn $250 million credit facility. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $100 million for the period to the end of 2009.
The credit ratings for our unsecured notes at March 31, 2007 were as follows:

Standard & Poor’s Rating Services	BBB-	(negative)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
We are well positioned to meet our financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry, pursue opportunities to invest to accelerate the development of natural gas in Southern Chile, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.
SHORT-TERM OUTLOOK
We believe the global methanol industry fundamentals continue to be favourable and are underpinned by high global energy prices. We also believe there is considerable potential for demand growth for methanol use in traditional and emerging applications, including MTBE, fuel blending, biodiesel, DME and methanol for power generation. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and asset position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 to our interim consolidated financial statements. Certain of our accounting policies are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to property, plant and equipment, asset retirement obligations, and income taxes. For further details, refer to pages 29 to 30 of our 2006 Annual Report.
CHANGES IN ACCOUNTING POLICIES OR ESTIMATES
On January 1, 2007, we adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges. These standards, and the impact on our financial statements, are discussed in Note 2 to our interim consolidated financial statements.
CONTROLS AND PROCEDURES
For the three months ended March 31, 2007, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands)	2007	2006	2006

Cash flows from operating activities	$191,102	$149,731	$19,913
Add (deduct):
Changes in non-cash working capital	(12,109)	68,761	93,298
Other cash payments	740	15,612	6,050
Stock-based compensation expense	(3,522)	(8,702)	(6,019)
Other non-cash items	(2,647)	(2,854)	(983)
Interest expense	11,067	11,096	10,958
Interest and other income (expense)	(5,072)	316	(2,535)
Current income taxes	57,326	45,252	45,864

Adjusted EBITDA	$236,885	$279,212	$166,546

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands, except number of shares and per share amounts)	2007	2006	2006

Net income	$144,706	$172,445	$115,177
Add (deduct) unusual items:
Future income tax recovery related to change in tax legislation	—	—	(25,753)

Income before unusual items (after-tax)	$144,706	$172,445	$89,424

Diluted weighted average number of common shares	105,597,445	106,890,909	112,906,382
Diluted income before unusual items (after-tax) per share	$1.37	$1.61	$0.79

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2007	2006	2006	2006

Revenue	$673,932	$668,159	$519,586	$460,915
Net income	144,706	172,445	113,230	82,097
Basic net income per common share	1.38	1.62	1.05	0.75
Diluted net income per common share	1.37	1.61	1.05	0.75

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2006	2005	2005	2005

Revenue	$459,590	$459,615	$349,291	$410,914
Net income (loss)	115,177	48,574	(21,789)	62,935
Basic net income (loss) per common share	1.02	0.42	(0.19)	0.53
Diluted net income (loss) per common share	1.02	0.42	(0.19)	0.53

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities.
Our production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. We permanently closed our Kitimat facility on November 1, 2005. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached First Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, worldwide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached First Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2007	2006

Revenue	$673,932	$459,590

Cost of sales and operating expenses	437,047	293,044
Depreciation and amortization	23,739	23,623

Operating income before undernoted items	213,146	142,923
Interest expense	(11,067)	(10,958)
Interest and other income	5,072	2,535

Income before income taxes	207,151	134,500
Income taxes:
Current	(57,326)	(45,864)
Future	(5,119)	788
Future income tax recovery related to change in tax legislation (note 6)	—	25,753

	(62,445)	(19,323)

Net income	$144,706	$115,177

Net income per common share:
Basic	$1.38	$1.02
Diluted	$1.37	$1.02

Weighted average number of common shares outstanding:
Basic	105,104,712	112,389,364
Diluted	105,597,445	112,906,382

Number of common shares outstanding at period end	104,199,092	110,640,628
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 14
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Mar 31	Dec 31
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$473,919	$355,054
Receivables	323,109	366,387
Inventories	275,421	244,766
Prepaid expenses	21,115	24,047

	1,093,564	990,254
Property, plant and equipment (note 3)	1,346,413	1,352,719
Other assets	94,770	100,518

	$2,534,747	$2,443,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$304,345	$309,566
Current maturities on long-term debt (note 5)	14,032	14,032
Current maturities on other long-term liabilities	16,544	17,022

	334,921	340,620
Long-term debt (note 5)	472,884	472,884
Other long-term liabilities	69,895	68,818
Future income tax liabilities (note 6)	357,037	351,918
Shareholders’ equity:
Capital stock	469,735	474,739
Contributed surplus	12,322	10,346
Retained earnings	818,333	724,166
Accumulated other comprehensive income	(380)	—

	$1,300,010	$1,209,251

	$2,534,747	$2,443,491

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 15
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Income	Equity

Balance, December 31, 2005	113,645,292	$502,879	$4,143	$442,492	$—	$949,514
Net income	—	—	—	482,949	—	482,949
Compensation expense recorded for stock options	—	—	8,568	—	—	8,568
Issue of shares on exercise of stock options	680,950	7,519	—	—	—	7,519
Reclassification of grant date fair value on exercise of stock options	—	2,365	(2,365)	—	—	—
Payments for shares repurchased	(8,525,300)	(38,024)	—	(148,755)	—	(186,779)
Dividend payments	—	—	—	(52,520)	—	(52,520)

Balance, December 31, 2006	105,800,942	474,739	10,346	724,166	—	1,209,251
Net income	—	—	—	144,706	—	144,706
Compensation expense recorded for stock options	—	—	2,638	—	—	2,638
Issue of shares on exercise of stock options	137,350	2,139	—	—	—	2,139
Reclassification of grant date fair value on exercise of stock options	—	662	(662)	—	—	—
Payments for shares repurchased	(1,739,200)	(7,805)	—	(37,467)	—	(45,272)
Dividend payments	—	—	—	(13,072)	—	(13,072)
Other comprehensive income, net of tax	—	—	—	—	(380)	(380)

Balance, March 31, 2007	104,199,092	$469,735	$12,322	$818,333	$(380)	$1,300,010

See accompanying notes to consolidated financial statements.
Consolidated Statement of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

Three months ended
Mar 31
2007

Net income	$144,706

Other comprehensive income, net of tax
Change in fair value of forward exchange contracts, net of tax (note 2)	(380)

Comprehensive income	$144,326

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 16
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$144,706	$115,177
Add (deduct) non-cash items:
Depreciation and amortization	23,739	23,623
Future income taxes	5,119	(26,541)
Stock-based compensation expense	3,522	6,019
Other	2,647	983
Other cash payments	(740)	(6,050)

Cash flows from operating activities before undernoted	178,993	113,211
Changes in non-cash working capital (note 10)	12,109	(93,298)

	191,102	19,913

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(45,272)	(65,107)
Dividend payments	(13,072)	(12,239)
Proceeds on issue of shares on exercise of stock options	2,139	1,889
Release of restricted cash	2,476	—
Repayment of other long-term liabilities	(1,010)	(1,210)

	(54,739)	(76,667)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment and other assets	(18,258)	(7,533)
Changes in non-cash working capital (note 10)	760	(1,496)

	(17,498)	(9,029)

Increase (decrease) in cash and cash equivalents	118,865	(65,783)
Cash and cash equivalents, beginning of period	355,054	158,755

Cash and cash equivalents, end of period	$473,919	$92,972

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$13,423	$12,997
Income taxes paid, net of amounts refunded	$29,120	$35,867
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 17
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 13. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2006 Annual Report.
2.	Changes in accounting policies

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, financial instruments must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Under adoption of these new standards, the Company classified its cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, long-term debt and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost.

Under these new standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The effective portion of changes in these forward exchange sales contracts is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings. For the three months ended March 31, 2007, the Company recognized a decrease to earnings before tax of $0.7 million related to the fair value of foreign exchange derivatives which have been designated as cash flow hedges. The effective portion of the change in fair value of $0.6 million ($0.4 million — net of tax recovery of $0.2 million) has been recorded as a decrease in other comprehensive income and the ineffective portion of $0.1 million has been charged to earnings.

These standards have been adopted on a prospective basis beginning January 1, 2007.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 18
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Property, plant and equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

March 31, 2007
Plant and equipment	$2,741,486	$1,472,450	$1,269,036
Other	123,551	46,174	77,377

	$2,865,037	$1,518,624	$1,346,413

December 31, 2006
Plant and equipment	$2,728,837	$1,451,162	$1,277,675
Other	118,896	43,852	75,044

	$2,847,733	$1,495,014	$1,352,719

4.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Mar 31	Dec 31
Consolidated Balance Sheets	2007	2006

Cash and cash equivalents	$38,824	$19,268
Other current assets	41,719	62,420
Property, plant and equipment	269,704	264,292
Other assets	19,895	22,471
Accounts payable and accrued liabilities	23,077	28,644
Long-term debt, including current maturities (note 5)	136,916	136,916
Future income tax liabilities (note 6)	11,752	10,866

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Income	2007	2006

Revenue	$66,334	$48,451
Expenses	58,289	39,845

Income before income taxes	8,045	8,606
Income tax recovery (expense) (note 6)	(1,673)	13,778

Net income	$6,372	$22,384

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Cash Flows	2007	2006

Cash inflows from operating activities	$27,038	$8,654
Cash inflows from financing activities	2,476	—
Cash outflows from investing activities	(9,958)	(77)

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Long-term debt:

	Mar 31	Dec 31
	2007	2006

Unsecured notes
8.75% due August 15, 2012	$200,000	$200,000
6.00% due August 15, 2015	150,000	150,000

	350,000	350,000
Atlas limited recourse debt facilities	136,916	136,916

	486,916	486,916
Less current maturities	(14,032)	(14,032)

	$472,884	$472,884

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.

6.	Future income tax recovery related to change in tax legislation:

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

7.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended
	Mar 31	Mar 31
	2007	2006

Denominator for basic net income per common share	105,104,712	112,389,364
Effect of dilutive stock options	492,733	517,018

Denominator for diluted net income per common share	105,597,445	112,906,382

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at March 31, 2007:

	Options Denominated in CAD $		Options Denominated in US $
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2006	162,250	$8.40	2,404,925	$18.76
Granted	—	—	1,109,491	24.96
Exercised	(11,800)	12.13	(125,550)	16.05
Cancelled	(6,500)	13.65	—	—

Outstanding at March 31, 2007	143,950	$7.86	3,388,866	$20.89

Information regarding the incentive stock options outstanding at March 31, 2007 is as follows:

	Options Outstanding at			Options Exercisable at
	March 31, 2007			March 31, 3007
	Weighted	Number of	Weighted		Weighted
	Average Remaining	Stock	Average	Number of	Average
	Contractual	Options	Exercise	Stock Options	Exercise
Range of Exercise Prices	Life (Years)	Outstanding	Price	Exercisable	Price

Options denominated in CAD
$3.29 to 11.60	3.0	143,950	$7.86	143,950	$7.86

Options denominated in USD
$6.45 to 9.23	5.6	208,450	$8.42	208,450	$8.42
$11.56 to 25.10	6.1	3,180,416	21.70	804,575	19.50

	6.1	3,388,866	$20.89	1,013,025	$17.22

(ii)	Performance stock options:

As at March 31, 2007, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2007, compensation expense related to stock options included in cost of sales and operating expenses was $2.6 million (2006 — $0.8 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	Mar 31	Mar 31
	2007	2006

Risk-free interest rate	4%	5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	31%	38%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (US$ per share)	$7.06$	7.01

METHANEX CORPORATION 2007 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

8.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2007 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at December 31, 2006	318,746	518,757	406,082
Granted	28,561	6,000	325,779
Granted in-lieu of dividends	1,923	2,771	3,880
Redeemed	—	—	—
Cancelled	—	(4,392)	(3,238)

Outstanding at March 31, 2007	349,230	523,136	732,503

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2007 was $37.1 million compared with the recorded liability of $23.4 million. The difference between the fair value and the recorded liability of $13.7 million will be recognized over the weighted average remaining service period of approximately 1.8 years.

For the three months ended March 31, 2007, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $0.9 million (2006 — $5.3 million). For the three months ended March 31, 2007, the compensation expense included a recovery of $1.8 million (2006 — expense of $2.5 million) related to the effect of the change in the Company’s share price. As at March 31, 2007, the Company’s share price was US$22.33 per share.
9.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months ended March 31, 2007 was $1.9 million (2006 — $1.2 million).

10.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three months ended March 31, 2007 were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2007	2006

Decrease (increase) in non-cash working capital:
Receivables	$43,278	$(12,671)
Inventories	(30,655)	(25,355)
Prepaid expenses	2,932	1,193
Accounts payable and accrued liabilities	(5,221)	(58,821)

	10,334	(95,654)
Adjustments for items not having a cash effect	2,535	860

Changes in non-cash working capital having a cash effect	$12,869	$(94,794)

These changes relate to the following activities:
Operating	$12,109	$(93,298)
Investing	760	(1,496)

Changes in non-cash working capital	$12,869	$(94,794)

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 22
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Derivative financial instruments:
a)	Forward exchange contracts:

As at March 31, 2007, the Company’s forward exchange contracts to purchase and sell foreign currency in exchange for US dollars were as follows:

	Average Exchange
	Notional Amount	Rate	Maturity

Forward exchange purchase contracts
New Zealand dollar	8 million	0.6655	2007

Forward exchange sales contracts
Euro	92 million	1.3156	2007

As at March 31, 2007, the carrying value of the forward exchange purchase and sales contracts was positive $0.5 million which approximates the fair value of these contracts.

b)	Interest rate swap contract:

The Company has an interest rate swap contract recorded in other long-term liabilities with a carrying value of negative $1.1 million which approximates fair value.

c)	Foreign currency call options:

The Company has foreign currency call option contracts recorded in receivables with a carrying value of positive $2.3 million which approximates fair value.
12.	Argentina export duty costs:

Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result, the increased duty on exports of natural gas applies to all of the natural gas feedstock that the Company sources from Argentina. Assuming the Company receives all of its Argentinean natural gas entitlements, the total annual cost of the export duty to its natural gas suppliers from Argentina has increased to approximately $200 million. While the Company’s natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, the Company has been contributing towards the cost of these duties and is in continuing discussions with its Argentinean natural gas suppliers regarding the impact of the increased export duty.

The Company has interim agreements in place with all of its Argentinean natural gas suppliers. In principle, the Company has agreed to share the cost of duties based in part on prevailing methanol prices while providing a minimum price to its natural gas suppliers. At methanol prices below $250 per tonne, the Company pays substantially all of the export duty. The Company has gained considerable flexibility to take the natural gas depending on prevailing methanol market conditions, and to the extent that these arrangements are not economic then the Company will not purchase the natural gas. The Company cannot provide assurance that it will be able to reach continuing arrangements with its natural gas suppliers or that the impact of this export duty will not have an adverse effect on its results of operations and financial condition. During the first quarter of 2007, the Company received approximately 75% of its Argentinean natural gas entitlements and the Company accrued $26 million to record the estimated cost of sharing export duties for this natural gas. Based on the timing of inventory flows, the amount charged to earnings related to the cost of sharing export duties during the first quarter of 2007 was $22 million.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three months ended March 31, 2007 and 2006 are as follows:

	Three Months Ended
	Mar 31	Mar 31
	2007	2006

Net income in accordance with Canadian GAAP	$144,706	$115,177
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)
Stock-based compensation [b]	165	(145)
Uncertainty in income taxes [c]	(1,789)	—
Income tax effect of above adjustments [d]	168	168

Net income in accordance with U.S. GAAP	$142,772	$114,722

Per share information in accordance with U.S. GAAP:
Basic net income per share	$1.36	$1.02
Diluted net income per share	$1.35	$1.02

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income for the three months ended March 31, 2007 and 2006 are as follows:

	Three Months Ended
	March 31, 2007		March 31, 2006
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP [1]

Net income	$144,706	$(1,934)	$142,772	$114,722

Change in fair value of forward exchange contracts, net of tax	(380)	—	(380)	—
Change related to pension, net of tax [e]	—	225	225	—

Comprehensive income	$144,326	$(1,709)	$142,617	$114,722

[1]	A Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon the adoption of Section 1530 on January 1, 2007. Accordingly, there is no reconciliation of Canadian GAAP to U.S. GAAP for the prior period.
(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For the three months ended March 31, 2007, an adjustment to increase depreciation expense by $0.5 million (2006 — $0.5 million) was recorded in accordance with U.S. GAAP.
(b) Stock-based compensation:
The Company has 31,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. During the three months ended March 31, 2007, an adjustment to decrease operating expenses by $0.2 million (2006 — increase of $0.1 million) was recorded in accordance with U.S. GAAP.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 24
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	United States Generally Accepted Accounting Principles (continued):
(c) Accounting for uncertainty in income taxes:
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. In accordance with the interpretation, the Company has recorded the cumulative effect adjustment as a $4.8 million increase to opening retained earnings, with no restatement of prior periods. During the three months ending March 31, 2007, an adjustment to increase income tax expense by $1.8 million was recorded in accordance with U.S. GAAP.
(d) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. During the three months ended March 31, 2007, this resulted in an adjustment to increase net income by $0.2 million (2006 — $0.2 million).
(e) Defined benefit pension plans:
Effective January 1, 2006, under U.S. GAAP, the Company prospectively adopted Financial Accounting Standards Board (FASB) FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to accumulated comprehensive income. As at December 31, 2006, the impact of this standard on the Company was the reclassification of all deferred pension amounts for Canadian GAAP to comprehensive loss in accordance with U.S. GAAP. Accordingly, the portion of the Company’s pension expense related to amortization of these deferred pension amounts to earnings will result in a reclassification of a similar amount from accumulated other comprehensive loss for U.S. GAAP. As a result, the net pension expense recognized will not change with the adoption of FAS 158. During the three months ended March 31, 2007, this resulted in an increase to other comprehensive income of $0.2 million (2006 — nil) in accordance with U.S. GAAP.
(f) Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	Q1 2007	2006	Q4	Q3	Q2	Q1	2005	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	1,140	5,310	1,160	1,478	1,351	1,321	5,341	1,504	1,130	1,332	1,375
Purchased methanol	375	1,101	288	222	294	297	1,174	285	325	269	295
Commission sales[1]	139	584	134	176	133	141	537	158	75	158	146

	1,654	6,995	1,582	1,876	1,778	1,759	7,052	1,947	1,530	1,759	1,816

METHANOL PRODUCTION (thousands of tonnes)

Chile	751	3,186	766	666	872	882	3,029	916	684	702	727
Titan, Trinidad	225	864	229	206	214	215	715	195	184	135	201
Atlas, Trinidad (63.1%)	180	1,057	267	264	273	253	895	251	157	252	235
New Zealand	118	404	111	71	118	104	343	—	120	103	120
Kitimat	—	—	—	—	—	—	376	34	102	120	120

	1,274	5,511	1,373	1,207	1,477	1,454	5,358	1,396	1,247	1,312	1,403

AVERAGE REALIZED METHANOL PRICE[2]
($/tonne)	444	328	460	305	279	283	254	256	240	256	262
($/gallon)	1.34	0.99	1.38	0.92	0.84	0.85	0.76	0.77	0.72	0.77	0.79

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$1.38	4.43	1.62	1.05	0.75	1.02	1.41	0.42	(0.19)	0.53	0.63
Diluted net income (loss)	$1.37	4.41	1.61	1.05	0.75	1.02	1.40	0.42	(0.19)	0.53	0.63

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own.

[2]	Average realized price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.

METHANEX CORPORATION 2007 FIRST QUARTER REPORT	PAGE 26
QUARTERLY HISTORY